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                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)

Filed by the Registrant                           [ ]
Filed by a Party other than the Registrant        [x]

Check the appropriate box:

[ ]    Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]    Definitive Proxy Statement
[ ]    Definitive Additional Materials
[X]    Soliciting Material Pursuant to Section 240.14a-11 (C) or
       Section 240.14a-12

                         FURR'S/BISHOP'S, INCORPORATED
                (Name of Registrant as Specified In Its Charter)

             TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[x]    No fee required.

[ ]    Fee computed on table below per Exchange Act Rules 14a-6(I)(1) and 0-11.


       1)     Title of each class of securities to which transaction applies:

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       2)     Aggregate number of securities to which transaction applies:

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       3)     Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

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       4)     Proposed maximum aggregate value of transaction:

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       5)     Total fee paid:

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[ ]    Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       1)     Amount Previously Paid:
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       2)     Form, Schedule or Registration Statement No.:
                                                             -------------------
       3)     Filing Party:
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       4)     Date Filed:
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                            [LETTERHEAD OF TEACHERS]


May 5, 1998

Dear Stockholder:

     Furr's/Bishop's, Incorporated (the "Company") has set May 28, 1998 as the date of its 1998 Annual Meeting of Stockholders and you may shortly receive proxy materials from the Company. As you may know, Teachers Insurance and Annuity Association of America ("Teachers"), who beneficially owns an aggregate of 8,607,637 shares, or approximately 17.7% of the Company's Common Stock, intends to propose its own slate of directors to replace the current Board of Directors of the Company. The Board proposed by Teachers would be committed to maximizing stockholder value.

     Teachers is finalizing its proxy materials and intends to mail such proxy materials to the Company's stockholders as soon as possible. Although the Company knew that Teachers was proposing to nominate its own slate of directors at the 1998 Annual Meeting of Stockholders, the Company failed to mention such fact in its proxy materials.

     Teachers urges you not to sign the Company's proxy card until you receive Teachers' proxy statement and proxy card so that you can make a full evaluation of the issues.

     If you have any questions please do not hesitate to contact Clifford S. Haye at (212) 916-4247.

Very truly yours,

/s/ CLIFFORD S. HAYE
Clifford S. Haye